
March 7, 2023

Daniel Mamadou
Chief Executive Officer
Welsbach Technology Metals Acquisition Corp.
160 S Craig Place
Lombard, IL 60148

   Re: Welsbach Technology Metals Acquisition Corp.
     Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
     Filed March 6, 2023
     File No. 001-41183

Dear Daniel Mamadou:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed March 6, 2023

General

1. We note your response to prior comment 1, and reissue our comment in part. Please disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the rights, which would expire worthless.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Alex King at 202-551-8631 or Asia Timmons-Pierce at 202-551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing